Exhibit 99.1

AVITA Medical Limited

Proposed redomiciliation to the United States of America –

registration of Scheme Booklet with ASIC and financial reporting relief granted by ASIC

Valencia, Calif., USA, and Melbourne, Australia, 12 May 2020: AVITA Medical Limited (Company) (ASX:AVH, NASDAQ:RCEL) is pleased to announce that the Australian Securities and Investments Commission (ASIC) has registered the scheme booklet (Scheme Booklet) in relation to the proposed scheme of arrangement under which AVITA Therapeutics, Inc. (Avita US), a newly-formed company incorporated in Delaware in the United States of America, will become the parent company of the Company and its subsidiaries (Avita Group) for the purposes of effecting a redomiciliation of the Avita Group from Australia to the United States of America (Scheme).

A copy of the Scheme Booklet in full is attached to this announcement. The Scheme Booklet includes the Notice of Scheme Meeting and an Independent Expert’s Report prepared by BDO Corporate Finance Limited, who has concluded that, in its opinion, the Scheme is in the best interests of the Company’s shareholders as a whole.

Despatch of Scheme Booklet

A copy of the Scheme Booklet, which includes the Notice of Scheme Meeting and Independent Expert’s Report, and a proxy form, will be sent to the Company’s shareholders by post or electronically (for those shareholders who have opted to receive notices electronically) on or before 14 May 2020.

Scheme meeting

The Scheme meeting will be held exclusively as a virtual meeting by way of a live webcast at 9.00am (AEST) on 15 June 2020. The Company’s shareholders are encouraged to read the Scheme Booklet in its entirety and vote at the Scheme meeting either by participating in the live webcast or by appointing a proxy, attorney or corporate representative (as applicable). Details and instructions on how to take part and vote are included in the Scheme Booklet.

Financial reporting relief granted by ASIC

In connection with the Scheme, the Company applied to ASIC for relief from the requirement for the Company to prepare and lodge with ASIC an annual report in accordance with Australian International Financial Reporting Standards (AIFRS) for the financial year in which the Scheme was implemented.

The reason for the Company seeking this relief was to reduce the substantial costs, burden and risks associated with the dual financial reporting and related compliance obligations that the Company currently has in both the United States and Australia as a result of being treated (since 31 December 2019) as a domestic public company in both of these jurisdictions for financial reporting purposes.

The Company is pleased to announce that ASIC has granted relief so that, if the Scheme is implemented on or before 30 June 2020, the Company will not be required to prepare and lodge with ASIC an annual report for the financial year ending 30 June 2020 in accordance with AIFRS.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

In order to comply with the conditions to the relief:

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the Company and its Australian subsidiaries will enter into a new deed of cross guarantee with Avita US as the new parent entity of the Avita Group on and from the Implementation Date of the Scheme; and

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Avita US will prepare and file with the U.S. Securities and Exchange Commission for the financial year ending 30 June 2020 in respect of the Avita Group an Annual Report on Form 10-K in accordance with U.S. Generally Accepted Accounting Principles (which will be audited) by 31 August 2020.

If the Scheme is implemented on or before 30 June 2020, it is anticipated that the Avita Group will save approximately A$400,000 in external professional costs as a result of obtaining this relief.

Authorised for release by the Chief Financial Officer of AVITA Medical Limited.

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ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a REGENERATIVE EPIDERMAL SUSPENSION™ (RES™), an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. burn centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the INSTRUCTIONS FOR USE—RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia and received CE-mark approval in Europe.

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This letter includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this letter include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward- looking statement contained in this letter is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this letter. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this letter speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

FOR FURTHER INFORMATION:

U.S. Media

Sam Brown, Inc.

Christy Curran

Phone +1 615 414 8668

christycurran@sambrown.com

O.U.S Media

Monsoon Communications

Rudi Michelson

Phone +61 (0)3 9620 3333

Mobile +61 (0)411 402 737

rudim@monsoon.com.au

Investors:

Westwicke Partners

Caroline Corner

Phone +1 415 202 5678

caroline.corner@westwicke.com

AVITA Medical Ltd

David McIntyre

Chief Financial Officer

Phone +1 661 367 9178

dmcintyre@avitamedical.com

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

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